SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended January 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c.

Additional Listing

Application has been made to the UK Listing Authority for blocklisting of, and to the London Stock Exchange for the Admission of 25,000,000 ordinary shares of US$0.25 each fully paid, ranking pari passu with the existing ordinary shares, to the Official List.

These shares will be issued in respect of the BP p.l.c. Executive Share Option Schemes.

This announcement is made in accordance with the requirements of Listing Rule 3.5.5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 January 2013
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary